

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 21, 2018

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed February 9, 2018**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2018 letter.

Exhibits

1. We note that you have an Investment Agreement dated April 21, 1995 between Yao-Teh International Recreation Co., Ltd. represented by Fun-Ming Lo, and Wei-Yuan Teng. Item 601(b)(10) of Regulation S-K requires the filing of every contract not made in the ordinary course of business as to which the registrant or subsidiary of the registrant is a party which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement. Item 601(b)(10)(ii) further requires the filing of any contract to which directors or officers named in the registration statement are parties. Please provide us with your analysis as to whether you are required to file this Investment Agreement.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Ference Kesner LLP